August 21, 2023

Blaise Rhodes/Lyn Shenk

Nicholas Nalbantian/ Mara Ransom

Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Re: VS MEDIA Holdings Ltd Registration Statement on Form F-1 Filed August 11, 2023 File No. 333-273914

Dear Sir/Madam,

On behalf of our client, VS MEDIA Holdings Ltd (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 18, 2023. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Revised Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

* * *

Registration Statement on Form F-1, Filed August 11, 2023

Resale Prospectus Alternate Page, page i

1. We note some deviations in disclosure between the Public Offering Prospectus and the Resale Prospectus Alternate Page. As two examples only, (i) the Resale Prospectus Alternate Page states that you will not consummate the offering without a listing approval from Nasdaq, but the Public Offering Prospectus cover page does not contain similar disclosure; and (ii), we note that the Resale Prospectus Alternate Page refers to IM 56154, when referencing Nasdaq’s definition of a “controlled company,” but the Public Offering Prospectus refers to IM 5615-5. Please clarify these discrepancies.

Response:

Responsive to the Staff’s comments, we have clarified the discrepancies between the Public Offering Prospectus and the Resale Prospectus Alternate Page.

General

2. We note that in a few points in your registration statement, you refer to “Class Ordinary Shares” instead of “Class A” or “Class B” Ordinary Shares. Where you state “Class Ordinary Shares,” please clarify which class of ordinary shares you refer.

Response:

We have corrected the errors in the Revised Registration Statement to clarify the class of ordinary shares we are referring to.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law.

Very truly yours,

SICHENZIA ROSS FERENCE LLP

/s/ Benjamin Tan
Benjamin Tan Esq.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW